UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☑ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
  ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer
Cytonics Corporation

Legal status of issuer

Form
C-Corporation

Jurisdiction of Incorporation/Organization
Florida

Date of organization
July 26, 2006

Physical address of issuer
658 W. Indiantown Road, Suite 214, Jupiter, FL 33458

Website of issuer
https://cytonics.com/

Name of intermediary through which the offering will be conducted
SI Securities, LLC

CIK number of intermediary
0001603038

SEC file number of intermediary
008-69440

CRD number, if applicable, of intermediary
170937

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering
7.5% of the amount raised

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest
SI Securities will receive equity compensation equal to 5% of the number of securities sold.

Type of security offered
Crowd Note

Target number of Securities to be offered
N/A

Price (or method for determining price)
Determined in conjunction with a broker-dealer.

Target offering amount
$25,000

Oversubscriptions accepted:
☑   Yes
☐   No

Oversubscriptions will be allocated:
☐   Pro-rata basis
☑   First-come, first-served basis
☐   Other:

Maximum offering amount (if different from target offering amount)
$1,000,000

Deadline to reach the target offering amount
May 24, 2019

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no Securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees
1

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$1,214,257	$871,544
Cash & Cash Equivalents	$772,330	$480,309
Accounts Receivable	$42,750	$3,000
Short-term Debt	$90,318	$51,705
Long-term Debt	$794,000	$0
Revenues/Sales	$294,000	$219,935
Cost of Goods Sold	$0	$0
Taxes Paid	$0	$0
Net Income	$(564,490)	$(1,427,521)

The jurisdictions in which the issuer intends to offer the Securities:
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

EXHIBITS
EXHIBIT A: Offering Memorandum
EXHIBIT B: Financials
EXHIBIT C: PDF of SI Website
EXHIBIT D: Investor Deck
EXHIBIT E: Video Transcript



EXHIBIT A
OFFERING MEMORANDUM PART II OF OFFERING STATEMENT
(EXHIBIT A TO FORM C)
March 21, 2019

Cytonics Corporation

Up to $1,000,000 of Crowd Notes

Cytonics Corporation (“Cytonics”, the "Company," "we," "us", or "our"), is offering up to $1,000,000 worth of Crowd Notes of the Company (the "Securities"). Purchasers of Securities are sometimes referred to herein as "Purchasers". The minimum target offering is $25,000 (the "Target Amount"). This Offering is being conducted on a best efforts basis and the Company must reach its Target Amount of $25,000 by May 24, 2019. The Company is making concurrent offerings under both Regulation CF (the “Offering”) and Regulation D (the "Combined Offerings"). Unless the Company raises at least the Target Amount of $25,000 under the Regulation CF Offering and a total of $250,000 under the Combined Offerings (the "Closing Amount") by May 24, 2019, no Securities will be sold in this Offering, investment commitments will be cancelled, and committed funds will be returned. Investors who completed the subscription process by May 17, 2019 will be permitted to increase their subscription amount at any time on or before the May 24, 2019 upon Company consent. For the avoidance of doubt, no initial subscriptions from new investors will accepted after May 17, 2019. The Company will accept oversubscriptions in excess of the Target Amount for the Offering up to $1,000,000 (the "Maximum Amount") on a first come, first served basis. If the Company reaches its Closing Amount prior to May 17, 2019, the Company may conduct the first of multiple closings, provided that the Offering has been posted for 21 days and that investors who have committed funds will be provided notice five business days prior to the close. The minimum amount of Securities that can be purchased is $1,000 per Purchaser (which may be waived by the Company, in its sole and absolute discretion). The offer made hereby is subject to modification, prior sale and withdrawal at any time.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission (the “SEC”) does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the SEC has not made an independent determination that these Securities are exempt from registration.

This disclosure document contains forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Company's management. When used in this disclosure document and the Company Offering materials, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the Company's action results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;
(2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act") (15 U.S.C. 78m or 78o(d));
(3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));
(4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act of 1933 (the "1933 Act") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);
(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and
(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website, no later than April 29, 2020.

Once posted, the annual report may be found on the Company's website at https://cytonics.com/.

The Company must continue to comply with the ongoing reporting requirements until:
(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the 1933 Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the Company liquidates or dissolves its business in accordance with state law.

Neither the Company nor any of its predecessors (if any) previously failed to comply with the congoing reporting requirement of Regulation CF.

Updates

Updates on the status of this Offering may be found at: https://www.seedinvest.com/cytonics

About this Form C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell, and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Purchaser prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

The Business

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Purchaser is urged to read this Form C and the Exhibits hereto in their entirety.

Cytonics Corporation is a Florida C-Corporation, formed on July 26, 2006. It was originally incorporated as "Gamma Spine". The Company is located at 658 W. Indiantown Road, Suite 214, Jupiter, FL 33458.

The Company's website is https://cytonics.com/

A description of our products as well as our services, process, and business plan can be found on the Company's profile page on the SI Securities, LLC ("SeedInvest") website under https://www.seedinvest.com/cytonics and is attached as Exhibit C to the Form C of which this Offering Memorandum forms a part.

The Offering

Minimum amount of Crowd Notes being offered	$25,000
Maximum amount of Crowd Notes	$1,000,000
Minimum investment amount per investor	$1,000
Offering deadline	May 24, 2019
Use of proceeds	See the description of the use of proceeds on pages 15-16 hereof.
Voting Rights	See the description of the voting rights on pages 12, 13, 19, 20 and 22-24.

RISK FACTORS

The SEC requires the Company to identify risks that are specific to its business and its financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

Risks Related to the Company's Business and Industry

The founder of the company, as well as the previous CEO are no longer full-time employees of the company. Although they sit on the board, they are not fully engaged employees and have outside interests. As a result, these individuals may not devote all of their time to the business, and may from time to time serve as employees, officers, directors and consultants of other companies. These other companies may have interests in conflict with the Company.

The commercial success of the Company's products will depend upon attaining market acceptance of these products among physicians, healthcare payors, and the medical community. Success will depend, in part, on the acceptance of the Company's products as safe, useful and, with respect to providers, cost effective. It is not certain how quickly, if at all, physicians will accept these products or, if accepted, how frequently they will be used. Products and planned or future products that the Company may develop or market may never gain broad market acceptance among physicians and the medical community for some or all of the targeted indications. Healthcare providers must believe that our products offer benefits over alternative treatment methods. The degree of market acceptance of any of the Company's products will depend on a number of factors, including:
- whether physicians and others in the medical community consider the products to be safe and cost effective treatment methods;
- the potential and perceived advantages of the products over alternative treatment methods; t
- he prevalence and severity of any side effects associated with using the products/treatments;
- product labeling or product insert requirements by the FDA or other regulatory authorities;
- limitations or warnings contained in the labeling cleared or approved by the FDA or other authorities;
- the cost of treatment in relation to alternative treatments methods;
- the convenience and ease of use of the products relative to alternative treatment methods;
- pricing pressure, including from group purchasing organizations ("GPOs"), seeking to obtain discounts on products based on the collective buying power of the GPO members;
- the availability of coverage and adequate reimbursement for procedures using our products from third-party payors, including government authorities;
- the willingness of patients to pay out-of-pocket in the absence of coverage and adequate reimbursement by third-party payors, including government authorities;
- the ability to provide incremental clinical and economic data that show the safety, clinical efficacy and cost effectiveness of, and patient benefits from, the products; and
- the effectiveness of our sales and marketing efforts for our products.

In the future the Company's products may become obsolete, which would negatively affect operations and financial condition. The medical device industry is characterized by rapid and significant change. There can be no assurance that other companies will not succeed in developing or marketing devices and products that are more effective than the Company's treatments or that would render the Company's products or treatments obsolete or noncompetitive. Additionally, new surgical procedures, medications, and other therapies could be developed that replace or reduce the importance of its products. Accordingly, the Company's success will depend in part on the ability to respond quickly to medical and other changes through the development and introduction of new products. Product development involves a high degree of risk, and there can be no assurance that new product development efforts will result in any commercially successful products.

The company advertised its intention to crowdfund via Twitter on May 31 2018, though there was no offering ongoing at the time. This action may have been in violation of SEC rules, as the SEC proscribes any "offers" of securities, either publicly or privately prior to the filing of the Form C. Any communication made prior to filing the Form C may be construed as an unregistered offer of securities made in violation of Section 5 of the Securities Act — a "Bad Act" that could prevent the Company from being able to use Regulation CF, Rule 506, or Regulation A in the future.

The CEO is not a founder of the company and has been employed with the Company for approximately one year. Further, the CEO has never run a biotechnology company before. Biotechnology companies are subject to unique challenges and idiosyncrasies which may be difficult to anticipate for one new to the space or market. In particular, biotechnology companies are subject to heavy regulation and scrutiny, legal liability, compliance challenges, intense technological change, among other challenges.

The Company's sales cycle is long and may be unpredictable, which can result in variability of its financial performance. Additionally, long sales cycles may require the Company to incur high sales and marketing expenses with no assurance that a sale will result, which could adversely affect its profitability. The Company's results of operations may fluctuate, in part, because of the resource-intensive nature of its sales efforts and the length and variability of the sales cycle. A sales cycle is the period between initial contact with a prospective customer and any sale of its products. The sales process involves educating customers about the Company's products, participating in extended products evaluations and configuring the products to customer-specific needs. The length of the sales cycle, from initial contact with a customer to the execution of a purchase order, is generally 6 to 24 months. During the sales cycle, the Company may expend significant time and money on sales and marketing activities or make other expenditures, all of which lower its operating margins, particularly if no sale occurs or if the sale is delayed as a result of extended qualification processes or delays. It is difficult to predict when, or even if, it will make a sale to a potential customer or if the Company can increase sales to existing customers. As a result, the Company may not recognize revenue from sales efforts for extended periods of time, or at all. The loss or delay of one or more large transactions in a quarter could impact its results of operations for that quarter and any future quarters for which revenue from that transaction is lost or delayed.

The amount of capital the Company is attempting to raise in this Offering is not enough to sustain the Company's current business plan. In order to achieve the Company's near and long-term goals, the Company will need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If the Company is not able to raise sufficient capital in the future, the Company will not be able to execute its business plan, its continued operations will be in jeopardy and it may be forced to cease operations and sell or otherwise transfer all or substantially all of its remaining assets, which could cause a Purchaser to lose all or a portion of his or her investment.

The Company may raise additional capital, which may cause dilution to existing stockholders, restrict the Company's operations or require it to relinquish rights on unfavorable terms. Additionally, the company has outstanding convertible notes of approximately $800,000 which will convert in the future and may dilute investors in this round upon conversion. The Company may seek additional capital through a variety of means, including through public or private equity, debt financings or other sources, including up-front payments and milestone payments from strategic collaborations. To the extent that the Company raises additional capital through the sale of equity or convertible debt or equity securities, an investor's ownership interest will be diluted, and the terms may include liquidation or other preferences that adversely affect shareholder rights. Such financing may result in dilution to stockholders, imposition of debt covenants, increased fixed payment obligations, or other restrictions that may affect the Company's business.

The Company's business model is capital intensive. The amount of capital the Company is attempting to raise in this Offering is not enough to sustain the Company's current business plan. In order to achieve the Company's near and long-term goals, the Company will need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If the Company are not able to raise sufficient capital in the future, it will not be able to execute its business plan, its continued operations will be in jeopardy and it may be forced to cease operations and sell or otherwise transfer all or substantially all of its remaining assets, which could cause a Purchaser to lose all or a portion of his or her investment.

The reviewing CPA has included a "going concern" note in the reviewed financials. In particular, the notes to the financial statements provide that "the Company has sustained a net loss of approximately $0.6 million for the year ended December 31, 2018 and has an accumulated deficit at December 31, 2018 of approximately $15.4 million. To date, the Company has funded its research and development and operating activities through sales of debt and equity securities, grant funding and licenses of its products. The Company intends to continue to seek funding through investments by strategic partners and from private and public sales of securities until such time that the Company generates sufficient cash flow to sustain its operations. There is no guarantee that the Company will be able to raise sufficient capital or generate a level of revenues to sustain its operations. Management believes that the Company's capital requirements depend on many factors, including liquidity necessary for the continued development and marketing of its products."

Success in early preclinical studies may not be indicative of results obtained in later preclinical studies and clinical trials. The Company's products may not have been evaluated in human clinical trials, and the Company may experience unexpected or adverse results in the future. The Company will be required to demonstrate through adequate and well-controlled clinical trials that its products are safe for humans and effective for indicated uses before it can seek regulatory approvals for commercial sale. The positive results it has observed in preclinical trials may not be predictive of outcomes in future clinical trials. Its products may also fail to show the desired safety and efficacy in later stages of clinical development even if they successfully advance through initial clinical trials. The clinical trial process may fail to demonstrate that the product is safe for humans and effective for indicated uses, which may cause the Company to abandon certain products or therapies. Many companies in the biotechnology industry have suffered significant setbacks in late-stage clinical trials after achieving positive results in early-stage development and there is a high failure rate for product candidates proceeding through clinical trials. Data obtained from preclinical and clinical activities are subject to varying interpretations, which may delay, limit or prevent regulatory approval. Regulatory delays or rejections may be encountered as a result of many factors, including changes in regulatory policy during the period of product development, failure to perform in accordance with FDA good clinical practices or applicable regulatory guidelines in the EU and other countries, selection of clinical endpoints that require prolonged periods of clinical observation or analysis of the resulting data, or changes in regulatory requirements and guidance that require amending or submitting new clinical protocols. In addition, the design of a clinical trial can determine whether its results will support approval of a product, and flaws in the design of a clinical trial may not become apparent until the clinical trial is well advanced. The Company cannot be certain that it will not face these or similar setbacks.

The Company conducts business in a heavily regulated industry and if it fails to comply with these laws and government regulations, it could incur penalties or be required to make significant changes to its operations or experience adverse publicity, which could have a material adverse effect on its business, financial condition, and results of operations. The biotech industry is heavily regulated and closely scrutinized by federal, state and local governments. Comprehensive statutes and regulations govern the manner in which the Company provides and bills for services and collects reimbursement from governmental programs and private payors, contractual relationships with Providers, vendors and Clients, marketing activities and other aspects of its operations. Because of the breadth of these laws and the narrowness of the statutory exceptions and safe harbors available, it is possible that some of the Company's business activities could be subject to challenge under one or more of such laws. Achieving and sustaining compliance with these laws may prove costly. Failure to comply with these laws and other laws can result in civil and criminal penalties such as fines, damages, overpayment recoupment loss of enrollment status and exclusion from the Medicare and Medicaid programs. The risk of the Company being found in violation of these laws and regulations is increased by the fact that many of them have not been fully interpreted by the regulatory authorities or the courts, and their provisions are sometimes open to a variety of interpretations. The Company's failure to accurately anticipate the application of these laws and regulations to the business or any other failure to comply with regulatory requirements could create liability for us and negatively affect the business. Any action against us for violation of these laws or regulations, even if we successfully defend against it, could cause us to incur significant legal expenses, divert management's attention from the operation of the business and result in adverse publicity.

The Company relies heavily on their technology and intellectual property, but they may be unable to adequately or cost-effectively protect or enforce their intellectual property rights, thereby weakening their competitive position and increasing operating costs. To protect their rights in our services and technology, they rely on a combination of copyright and trademark laws, patents, trade secrets, confidentiality agreements with employees and third parties, and protective contractual provisions. They also rely on laws pertaining to trademarks and domain names to protect the value of their corporate brands and reputation. Despite their efforts to protect their proprietary rights, unauthorized parties may copy aspects of their services or technology, obtain and use information, marks, or technology that they regard as proprietary, or otherwise violate or infringe their intellectual property rights. In addition, it is possible that others could independently develop substantially equivalent intellectual property. If they do not effectively protect their intellectual property, or if others independently develop substantially equivalent intellectual property, their competitive position could be weakened.

Effectively policing the unauthorized use of their services and technology is time-consuming and costly, and the steps taken by them may not prevent misappropriation of their technology or other proprietary assets. The efforts they have taken to protect our proprietary rights may not be sufficient or effective, and unauthorized parties may copy aspects of their services, use similar marks or domain names, or obtain and use information, marks, or technology that they regard as proprietary. They may have to litigate to enforce their intellectual property rights, to protect their trade secrets, or to determine the validity and scope of others' proprietary rights, which are sometimes not clear or may change. Litigation can be time consuming and expensive, and the outcome can be difficult to predict.

Many of company's contracts are understood to be contingent / to trigger on the successful development and proof of concept of CYT-108. Clinical development is a long, expensive and uncertain process and is subject to delays and the risk that products may ultimately prove unsafe or ineffective in treating the indications for which they are designed. Completion of clinical trials may take several years or more. Clinical trials can be delayed for a variety of reasons, including delays in obtaining regulatory approval to commence a trial, in reaching an agreement on acceptable clinical trial terms with prospective sites, in obtaining institutional review board approval at each site, in recruiting patients to participate in a trial or in obtaining sufficient supplies of clinical trial materials. The Company cannot provide any assurance that it will successfully, or in a timely manner, enroll its clinical trials, that its clinical trials will meet their primary endpoints or that such trials or their results will be accepted by the FDA or foreign regulatory authorities. The Company may experience numerous unforeseen events during, or because of, the clinical trial process that could delay or prevent it from receiving regulatory clearance or approval for new products or modifications of existing products, including new indications for existing products. Any such delays could adversely affect the Company's operations.

The Company depends on the performance of distributors and other resellers. The Company distributes its products through distributors and value-added resellers, which may also distribute products from competing manufacturers. Many resellers have narrow operating margins and have been adversely affected in the past by weak economic conditions. Some resellers may perceive the expansion of the Company's direct sales as conflicting with their business interests as distributors and resellers of the Company's products. Such a perception could discourage resellers from investing resources in the distribution and sale of the Company's products or lead them to limit or cease distribution of those products. The Company has invested and will continue to invest in programs to enhance reseller sales. These programs could require a substantial investment while providing no assurance of return or incremental revenue. The financial condition of these resellers could weaken, these resellers could stop distributing the Company's products, or uncertainty regarding demand for the Company's products could cause resellers to reduce their ordering and marketing of the Company's products.

The Company depends on a limited number of distributors for a substantial majority of its revenue. If the Company fails to retain or expand its relationships or its distributor reduces their commitments, its revenue could decline significantly. As a result of this concentration, the Company's revenue could fluctuate materially and could be materially and disproportionately impacted by purchasing decisions and actions of its significant distributor. In the future, any significant distributor may alter their purchasing patterns at any time with limited notice, or may decide not to continue to purchase the Company's solutions at all, which could cause its revenue to decline materially and materially harm its financial condition and results of operations. If the Company is not able to diversify its distributor base, it will continue to be susceptible to risks associated with concentration.

The Company depends on profitable royalty-bearing licenses of its technology, and if it is unable to maintain and generate such license agreements, then it may not be able to sustain existing levels of revenue or increase revenue. The Company depends upon the identification, investment in, and license of new patents for revenues. If the Company is unable to maintain such license agreements and to continue to develop new license arrangements, then it may not have the resources to identify new technology-based opportunities for future patents and inventions in order to maintain sustainable revenue and growth. The Company's current or future license agreements may not provide the volume or quality of royalty revenue to sustain its business. In some cases, other technology sources may compete against us as they seek to license and commercialize technologies. These and other strategies may reduce the number of sources and potential clients to whom it can market services. The Company's inability to maintain current relationships and sources of technology or to secure new licensees, may have a material adverse effect on our business and results of operations.

The Company has conducted the following transactions with related persons. Upon expiration of the Company's office lease in 2017, the Company began leasing space from the Company's President on a month-to-month basis for $2,000 monthly. Total rent expense incurred on space leased from the Company's President was $24,000 for year ended December 31, 2018. Rent was not being charged for use of the space in 2017. During 2018, the Company issued two (2) convertible notes, each in the principal amount of $50,000 to related parties. The Notes bear interest at a rate of 10% per year, payable quarterly, on March 31, June 30, September 30 and December 31 of each year, with a maturity date of June 30, 2021.

The Company has not filed a Form D for its prior offerings of securities. The SEC rules require a Form D to be filed by companies within 15 days after the first sale of securities in the offering relying on Regulation D. Failing to register with the SEC or get an exemption may lead to fines, the right of investors to get their investments back, and even criminal charges. There is a risk that a late penalty could apply.

The Company does not have employment contracts in place. Employment agreements typically provide protections to the Company in the event of the employee's departure, specifically addressing who is entitled to any intellectual property created or developed by those employees in the course of their employment and covering topics such as non-competition and non-solicitation. As a result, the Company might not have any ability to prevent those employees' direct competition, or have any legal right to intellectual property created during their employment. There is no guarantee that an employment agreement will be entered into.

Risks Related to the Securities

The Crowd Notes will not be freely tradable until one year from the initial purchase date. Although the Crowd Notes may be tradable under federal securities law, state securities regulations may apply and each Purchaser should consult with his or her attorney. You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Crowd Notes. Because the Crowd Notes have not been registered under the 1933 Act or under the securities laws of any state or non-United States jurisdiction, the Crowd Notes have transfer restrictions under Rule 501 of Regulation CF. It is not currently contemplated that registration under the 1933 Act or other securities laws will be effected. Limitations on the transfer of the Crowd Notes may also adversely affect the price that you might be able to obtain for the Crowd Notes in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

We are selling convertible notes that will convert into shares or result in payment in limited circumstances. These notes only convert or result in payment in limited circumstances. If the Crowd Notes reach their maturity date, investors (by a decision of the Crowd Note holders holding a majority of the principal amount of the outstanding Crowd Notes) will either (a) receive payment equal to the total of their purchase price plus outstanding accrued interest, or (b) convert the Crowd Notes into shares of the Company's most senior class of preferred stock, and if no preferred stock has been issued, then shares of Company's common stock. If there is a merger, buyout or other corporate transaction that occurs before a qualified equity financing, investors will receive a payment of the greater of two times their purchase price or the amount of preferred shares they would have been able to purchase using the valuation cap. If there is a qualified equity financing (an initial public offering registered under the 1933 Act or a financing using preferred shares), the notes will convert into a yet to-be-determined class of preferred stock. If the notes convert because they have reached their maturity date, the notes will convert based on a $32,400,000 valuation cap. If the notes convert due to a qualified equity financing, the notes will convert at a discount of 20, or based on a $32,400,000 valuation cap. This means that investors would be rewarded for taking on early risk compared to later investors. Outside investors at the time of conversion, if any, might value the Company at an amount well below the $32,400,000 valuation cap, so you should not view the $32,400,000 as being an indication of the Company's value.

We have not assessed the tax implications of using the Crowd Note. The Crowd Note is a type of debt security. As such, there has been inconsistent treatment under state and federal tax law as to whether securities like the Crowd Note can be considered a debt of the Company, or the issuance of equity. Investors should consult their tax advisers.

The Crowd Note contains dispute resolution provisions which limit your ability to bring class action lawsuits or seek remedy on a class basis. By purchasing a Crowd Note this Offering, you agree to be bound by the dispute resolution provisions found in Section 6 of the Crowd Note. Those provisions apply to claims regarding this Offering, the Crowd Notes and possibly the securities into which the Crowd Note are convertible. Under those provisions, disputes under the Crowd Note will be resolved in arbitration conducted in Delaware. Further, those provisions may limit your ability to bring class action lawsuits or similarly seek remedy on a class basis.

You may have limited rights. The Company has not yet authorized preferred stock, and there is no way to know what voting rights those securities will have. In addition, as an investor in the Regulation CF offering you will be considered a Non-Major Investor (as defined below) under the terms of the notes offered, and therefore, you have more limited information rights.

You will be bound by an investment management agreement which limits your voting rights. As a result of purchasing the notes, all Non-Major Investors (including all investors investing under Regulation CF) will be bound by an investment management agreement. This agreement will limit your voting rights and at a later time may require you to convert your future preferred shares into common shares without your consent. Non-Major Investors will be bound by this agreement, unless Non-Major Investors holding a majority of the principal amount outstanding of the Crowd Notes (or majority of the shares of the preferred equity the notes will convert into) held by Non-Major Investors vote to terminate the agreement.

A majority of the Company is owned by a small number of owners. Prior to the Offering, the Company's current owners of 20% or more of the Company's outstanding voting securities beneficially own up to 61% of the Company's voting securities. Subject to any fiduciary duties owed to our other owners or investors under Delaware law, these owners may be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. Some of these persons may have interests that are different from yours. For example, these owners may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these owners could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

BUSINESS

Description of the Business
Cytonics, founded in 2006, is a private research and development company focusing on molecular diagnostic and therapeutic products for chronic musculoskeletal diseases. The company's first product was a biomarker assay to determine whether painful joints are experiencing breakdown of the articular cartilage, which is the hallmark of osteoarthritis. The company then developed its APIC system, a device which uses patients' blood to treat damaged joints. Cytonics' current focus is a Recombinant Protein Drug Development Program; aimed at developing a novel, off the shelf drug product to eradicate the pain and suffering associated with osteoarthritis once and for all.

Business Plan
The Problem
Osteoarthritis (OA) is a crippling disease that is caused by the breakdown of cartilage within joints. While the exact cause of OA remains unknown, post-traumatic injuries (e.g., ACL tear) and age-related wear-and-tear of the joints significantly increase the incidence of the disease. Over 30 million people are treated for arthritis-related pain in the United States alone, placing a $185B burden on our healthcare system and economy. Missed work and excessive medical expenditure all result from the lack of an effective treatment. We believe the discovery of a safe, effective therapy for OA would have an enormous impact on the well-being of our nation's population and significantly reduce the burden placed on our economy.

Our Solution
Cytonics' solution to the OA problem is to deliver high concentrations of Alpha-2-Macroglobulin (A2M), a blood serum protein that has been shown to protect cartilage, into the joint space to slow and eventually halt the progression of arthritis.

We leveraged our understanding of the molecular forces that cause osteoarthritis to develop the "Autologous Platelet Integrated Concentration" (APIC) system, a device which concentrates A2M from patients' own blood to treat damaged joints. The APIC technology has treated over 6,000 patients nationwide, and has been shown to slow cartilage degradation, alleviate pain, and eventually halt the progression of OA.

Our current focus is on the development of CYT-108, a biologic therapy that was modeled after the naturally occurring A2M molecule found within blood. CYT-108 is a synthetic version of the A2M molecule that we hypothesize is more effective and 2-4x more potent than naturally occurring A2M. If approved by the FDA, CYT-108 will be the only therapy we are aware of that addresses the root causes of osteoarthritis and has the potential to cure this disease.

The Company's Products and/or Services

Product / Service	Description	Current Market
Fibronectin-Aggrecan Complex Test (FACT)	Test that detects the presence of the Fibronectin-Aggrecan Complex (FAC) in samples of patients' joint fluid	Physicians, currently sold through national distributor
APIC System	Isolates A2M found naturally in the bloodstream, producing a concentrated solution that is then injected into the damaged joint	Physicians, currently sold through national distributor

Competition
The markets in which our products are sold are highly competitive. Our products compete against similar products of many large and small companies, including well-known global competitors. In many of the markets and industry segments in which we sell our products, we compete against other branded products as well as retailers' private-label brands. Product quality, performance, value and packaging are also important differentiating factors.

Customer Base
Our customers are Osteoarthritis Patients and Physicians.

Intellectual Property
The Company is dependent on the following intellectual property:

Patents and Provisional Patent Applications

The Company has filed provisional patent applications for several products, listed below. The filing of a provisional patent application in no way guarantees that the patent will be issued.

Patent No. or Application Number	Description	File Date	Status	Country
14/380,234	Systems, Compositions, And Methods For Transplantation	8/21/14	Allowed	United States
15/910,491	Systems, Compositions, And Methods For Transplantation	3/2/18	Pending	United States
15/910,477	Systems, Compositions, And Methods For Transplantation	3/2/18	Pending	United States
13751112.7	Systems, Compositions, And Methods For Transplantation	2/21/13	Pending	Europe
2,865,170	Systems, Compositions, And Methods For Transplantation	2/21/13	Pending	Canada
2013222414	Systems, Compositions, And Methods For Transplantation	2/21/13	Granted	Australia
GB2501611B	Systems, Compositions, And Methods For Transplantation	2/21/13	Granted	UK
GB2503131B	Systems, Compositions, And Methods For Transplantation	2/21/13	Granted	UK
GB2522561B	Systems, Compositions, And Methods For Transplantation	2/21/13	Granted	UK
US 9,352,021	Systems, Compositions, And Methods For Transplantation And Treating Conditions	8/28/14	Issued	United States
US 9,498,514	Systems, Compositions, And Methods For Transplantation And Treating Conditions	3/25/16	Issued	United States
15/528,387 2017/0355749	Therapeutic Variant Alpha-2-Macroglobulin Compositions	05/19/17	Pending	United States
15861917.1	Therapeutic Variant Alpha-2-Macroglobulin Compositions	11/20/15	Pending	Europe

2015349782	Therapeutic Variant Alpha-2-Macroglobulin Compositions	11/20/15	Pending	Australia
2,967,973	Therapeutic Variant Alpha-2-Macroglobulin Compositions	11/20/15	Pending	Canada
2017-527277	Therapeutic Variant Alpha-2-Macroglobulin Compositions	11/2015	Pending	Japan

Trademarks

Application or Registration #	Goods / Services	Mark	File Date	Grant Date	Country
88321585	Biological tissue, namely, blood, stem cells, umbilical cords and placentas for scientific and medical research use; Biological tissue, namely, blood for use in scientific and medical research.	CYTONICS	March 1, 2019	1A	United States

Litigation
Not Applicable

USE OF PROCEEDS
We will adjust roles and tasks based on the net proceeds of the Offering. We plan to use these proceeds as described below.

Offering Expenses
The use of proceeds for expenses related to the Combined Offering is as follows:
- If the Company raises the Target Amount, it will use 47.50% of the proceeds, or $11,875, towards offering expenses;
- If the Company raises the Closing Amount, it will use 11.5% of the proceeds, or $28,750, towards offering expenses; and
- If the Company raises the Maximum Amount, it will use 8.4% of the proceeds, or $90,250, towards offering expenses

The proceeds remaining after meeting offering expenses will be used as follows:

Use of Proceeds	% if Target Amount Raised	% if Closing Amount Raised	% if Maximum Amount Raised
CYT-108 Purification	25%	6%	6%
Pilot Animal Study	50%	13%	13%
Reg A+ Fundraising Marketing Expenses	25%	6%	6%
GMP Production of CYT-108 for Clinical Study	0%	75%	75%

The above table of the anticipated use of proceeds is not binding on the Company and is merely a description of its current intentions. We reserve the right to change the above use of proceeds if management believes it is in the best interests of the Company.

DIRECTORS, OFFICERS, AND MANAGERS

The directors, officers, and managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years
Gaetano Scuderi, Md	Founder and Chairman of the Board	Dr. Scuderi is the founder, and Chairman of the Board of Cytonics Corporation and has served as a director of Cytonics Corporation since July 2006. Dr. Scuderi is a fellowship-trained spine surgeon and has practiced medicine since 1993 to the present. He was previously Clinical Assistant Professor in the Department of Orthopedic Surgery of Stanford University from 2009 to 2012. Dr. Scuderi has published over 50 scientific articles and is a member of American Academy of Orthopedic Surgeons (AAOS). His paper entitled, "Improving Response to Treatment for Patients with DDD by the use of Molecular Markers" was awarded Best Paper at 2015's annual meeting of the International Spine Intervention Society (ISIS). He graduated medical school from State University of New York at Buffalo, N.Y. in 1987 and completed his Residency and Internship at University of Miami School of Medicine, Jackson Memorial Medical Center. He then went on to a fellowship in spine surgery at UCSD. Dr. Scuderi currently practices orthopedic surgery in Jupiter, FL.
Joey Bose	President	Mr. Bose is the President of the Company and has served in such capacity starting in May of 2018. Mr. Bose has over 10 years' experience in biotechnology research development and investment banking. His principal activities include coordinating capital raising efforts, initiating clinical trials for two lead drug candidates, filing and maintaining patent protection of intellectual property, and identifying strategic buyers and out-licensing opportunities for the company. Mr. Bose began his R&D career at the University of Virginia where he developed a novel assay to measure phosphatase activity in the context of cancer biology. He continued his graduate studies in protein engineering at Johns Hopkins

		University, where he elucidated cell signaling pathways dysregulated in blood cancers. He went on to pursue a career in biotechnology investment banking at a number of boutique banks in Palm Beach County, Florida. He holds a B.S. in Biomedical Engineering from the University of Virginia and a M.S. in Biomedical Engineering from Johns Hopkins University. From August 2017 to May 2018, Mr. Bose served as the VP of Investment Banking from Affinia Capital, LLC. From August 2015 to August 2017, Mr. Bose served as an Associate of Investment Banking at CG Capital Markets, LLC. From August 2013 to August 2015, Mr. Bose was a graduate student at Johns Hopkins University.
Antonio Carvalho, Cpa	CEO and CFO	Mr. Carvalho has served as a CEO and CFO of Cytonics Corporation, since January 2019. Prior to his appointment as CEO/CFO, Mr. Carvalho was the an independent Board member. From June 2016 to January 2018, Mr. Carvalho has been retired. From May 2001 to May 2016, he was employed by Novartis Pharmaceuticals. At Novartis, Mr. Carvalho was Vice President, Finance for the Global Oncology business unit where he had financial oversight for the unit's 20 product launches in a 5-year span. Prior to this role, Mr. Carvalho was the General Manager for Novartis' US Pharmaceutical manufacturing unit. His other roles at Novartis include CFO Latin America, CFO US Ophthalmics and Vice President, Controller for Novartis' US Pharmaceutical Division. Mr. Carvalho has more than 25 years of experience developing, manufacturing and commercializing innovative products in the pharmaceutical and consumer product industries. Mr. Carvalho received a BBA in Accounting from Iona College in 1983 and is a Certified Public Accountant.
Lewis Hanna, Ph.D.	Chief Scientific Officer	Dr. Hanna has served as the Chief Scientific Officer of Cytonics Corporation since February 2008. Until 2004, Dr. Hanna was the director of process development at Alexion Pharmaceutical where he directed a group of 15 scientists

		developing and manufacturing therapeutic antibodies and single chain antibodies for multiple indications. Dr. Hanna also held position of group leader and principal scientist in Bristol Myers Squibb and R. W. Johnson Pharmaceutical Research Institute, respectively. While at Cytonics, Dr. Hanna directed proteomic research that led to the discovery of a protein complex biomarker for spine disc degeneration ("FAC"; patent allowed). He characterized the biomarker and developed an ELISA assay for the detection of the protein complex biomarker in spinal disc lavage. Further research studies of this biomarker resulted in deeper understanding and the discovery of a new therapeutic strategy for osteoarthritis. Dr. Hanna has over 28 years of research experience in pharmaceutical and biotechnology companies, focused on the structure and function of proteins including extensive experience working with therapeutic protein folding, purification, formulation, large-scale production, quality, and the regulatory requirements to obtain FDA new drug approval. He also is expert at quality and regulatory requirements to obtain FDA new drug approval and has guided Cytonics' successful regulatory submissions. Dr. Hanna received his BS degree from Cairo University, received his PhD from City University of New York, and completed a post-doctoral fellowship at Cornell University as our Vice President of Research and Development since February 2008.

Indemnification

Indemnification is authorized by the Company to managers, officers or controlling persons acting in their professional capacity pursuant to Florida law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 1 full time and 8 part time employees in Florida.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Amount outstanding	Voting rights	How this security may limit, dilute, or qualify the Securities issues pursuant to this Offering	Percentage ownership of the Company by the holders of such securities prior to the Offering	Other material terms
Common Shares	4,773,560	1 vote per share	N/A	40.8%	Dividends paid at the discretion of the Board, Liquidation preference after Debt and Preferred Shares
Preferred Shares	3,301,055	Initial Preferred - 1.2 votes per shares Series A and B Preferred - 1 vote per share	N/A	28.2%	Dividends paid at the discretion of the Board, Initial preferred on par with Series A, Preferred Series B junior to Series A, All Preferred Shares convertible anytime into Common Stock (Initial Preferred converts into 1.2 shares, Series A and B convert into 1 share), forced conversion upon successful public offering of $20M
Common Options	3,142,635	After exercise into common stock, 1 vote per share	N/A	26.8%	
Convertible Notes	496,250	After conversion into common stock, 1 vote per share	N/A	4.2%	Convertible into common stock at a price of $1.60 per share, Liquidation preference ahead of *all* stock, convertible at any time into common stock, forced conversion upon a successful $1M public offering

The Company has the following debt outstanding:
None

Ownership

Below are the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Number and type/class of security held	Percentage ownership
Gaetano Scuderi, MD	Common Shares	39.8%
Johnson and Johnson Development Corporation	Preferred Series B Shares	20.9%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit B.

Operations

Cytonics Corporation (the "Company") is a research and development company that develops therapies and diagnostics for back and joint pain, which it then licenses to unrelated third parties. The Company was incorporated in the State of Florida under the name Gamma Spine, Inc. on July 19, 2006 and was renamed Cytonics Corporation on April 17, 2007.

As shown in the accompanying financial statements, attached as Exhibit B, the Company has sustained a net loss of approximately $0.6 million for the year ended December 31, 2018 and has an accumulated deficit at December 31, 2018 of approximately $15.4 million. To date, the Company has funded its research and development and operating activities through sales of debt and equity securities, grant funding and licenses of its products. The Company intends to continue to seek funding through investments by strategic partners and from private and public sales of securities until such time that the Company generates sufficient cash flow to sustain its operations.

Liquidity and Capital Resources

The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under "Use of Proceeds", which is an indispensable element of our business strategy. The Offering proceeds will have a beneficial effect on our liquidity, as we had approximately $772,330 in cash on hand as of December 31, 2018 which will be augmented by the Offering proceeds and used to execute our business strategy.

The Company currently does not have any additional outside sources of capital other than the proceeds from the Combined Offerings.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the future.

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit B.

Valuation

Before making an investment decision, you should carefully consider this valuation and the factors used to reach such valuation. Such valuation may not be accurate and you are encouraged to determine your own independent value of the Company prior to investing.

As discussed in "Dilution" below, the valuation will determine the amount by which the investor's stake is diluted immediately upon investment. An early-stage company typically sells its shares (or grants options over its shares) to its founders and early employees at a very low cash cost, because they are, in effect, putting their "sweat equity" into the Company. When the Company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their shares than the founders or earlier investors, which means that the cash value of your stake is immediately diluted because each share of the same type is worth the same amount, and you paid more for your shares (or the notes convertible into shares) than earlier investors did for theirs.

There are several ways to value a company. None of them is perfect and all of them involve a certain amount of guesswork. The same method can produce a different valuation if used by a different person.

Liquidation Value - The amount for which the assets of the Company can be sold, minus the liabilities owed, e.g., the assets of a bakery include the cake mixers, ingredients, baking tins, etc. The liabilities of a bakery include the cost of rent or mortgage on the bakery. However, this value does not reflect the potential value of a business, e.g. the value of the secret recipe. The value for most startups lies in their potential, as many early stage companies do not have many assets (they probably need to raise funds through a securities offering in order to purchase some equipment).

Book Value - This is based on analysis of the Company's financial statements, usually looking at the Company's balance sheet as prepared by its accountants. However, the balance sheet only looks at costs (i.e. what was paid for the asset), and does not consider whether the asset has increased in value over time. In addition, some intangible assets, such as patents, trademarks or trade names, are very valuable but are not usually represented at their market value on the balance sheet.

Earnings Approach - This is based on what the investor will pay (the present value) for what the investor expects to obtain in the future (the future return), taking into account inflation, the lost opportunity to participate in other investments, the risk of not receiving the return. However, predictions of the future are uncertain and valuation of future returns is a best guess.

Different methods of valuation produce a different answer as to what your investment is worth. Typically liquidation value and book value will produce a lower valuation than the earnings approach. However, the earnings approach is also most likely to be risky as it is based on many assumptions about the future, while the liquidation value and book value are much more conservative.

Future investors (including people seeking to acquire the Company) may value the Company differently. They may use a different valuation method, or different assumptions about the Company's business and its market. Different valuations may mean that the value assigned to your investment changes. It frequently happens that when a large institutional investor such as a venture capitalist makes an investment in a company, it values the Company at a lower price than the initial investors did. If this happens, the value of the investment will go down.

Previous Offerings of Securities
We have made the following issuances of securities within the last three years: None.

THE OFFERING AND THE SECURITIES

The Securities Offered in this Offering

The following description is a brief summary of the material terms of the Securities being offered and is qualified in its entirety by the terms contained in the Crowd Notes and the investment management agreement (if a Non-Major Purchaser).

Our Target Amount for this Offering to investors under Regulation Crowdfunding is $25,000.

The Crowd Notes sold in this Offering will convert in the following circumstances:

- If a "corporate transaction" (such as the sale of the Company) occurs prior to a "qualified equity financing" (which is a preferred stock financing raising of not less than $1,000,000).
- Once a "qualified equity financing" occurs, the notes thereafter will automatically convert into the shares of preferred stock sold in the qualified equity financing.
- If the maturity date is reached, the note holders will have the option, by decision of the majority outstanding note holders, to convert into the Company's most senior class of preferred stock, and if no preferred stock has been issued, then shares of the Company's common stock.

The price at which the Crowd Notes sold in this Offering will convert will be:

- At a discount of 20% to the price in the qualified equity financing, subject to a $32,400,000 valuation cap, if the conversion takes place after the qualified equity financing;
- If conversion takes place prior to a qualified equity financing due to a corporate transaction, the greater of twice the outstanding principal of the Crowd Notes, or the amount of stock the Crowd Notes would convert into under the valuation cap; or
- If conversion takes place prior to a qualified equity financing because the maturity date has been reached, subject to a $32,400,000 valuation cap.

Until the earlier of the qualified equity financing or the corporate transaction, the Crowd Notes accrue an annual interest rate of 5%, compounded quarterly.

The securities into which the Crowd Notes in this Offering will convert will have more limited voting and information rights than those to be issued to Major Investors on conversion.

Additionally, we have set a minimum Closing Amount of $250,000 between our Combined Offerings under Regulation Crowdfunding and Regulation D, which we will need to meet before the Offering may close.

The minimum investment in this Offering is $1,000. SeedInvest Auto Invest participants have a lower investment minimum in this offering of $200. Investments of $20,000 or greater will only be accepted through the Regulation D offering.

All Non-Major Investors of Crowd Notes will be bound by an investment management agreement. This agreement will limit your voting rights and at a later time may require you to convert your future preferred shares into common shares without your consent. Non-Major Investors will be bound by this agreement, unless Non-Major Investors holding a majority of the principal amount outstanding of the Crowd Notes (or majority of the shares of the preferred equity the notes will convert into) held by Non-Major Investors vote to terminate the agreement.

Securities Sold Pursuant to Regulation D
The Company is selling securities in a concurrent offering to accredited investors under Rule 506(c) under the 1933 Act at the same time as this Offering under Regulation Crowdfunding (together, the "Combined Offerings").

The Company is offering the Crowd Notes to accredited investors on substantially same terms as investors in the Regulation Crowdfunding Offering.

The Crowd Notes in the Regulation D offering convert under similar terms to the Crowd Notes in this offering. However, investors who invest $50,000 or greater will be considered "Major Investors" under the Crowd Note. Major Investors will be entitled to greater information rights than Non-Major Investors in the Combined Offerings. In the future, Major Investors may also be entitled to greater voting rights than their non-major counterparts.

Classes of securities of the Company

Common Stock

Dividend Rights
Yes

Voting Rights
Yes

Right to Receive Liquidation Distributions
Yes, junior to any issued preferred stock.

Rights and Preferences
None

Previously Issued Preferred Stock

Series Name	Dividend Rights	Voting Rights	Right to Receive Liquidation Distributions	Conversion Rights and Other Rights and Preferences
Initial Convertible Preferred Stock	At the discretion of the Board	1.2 votes per share	Below debt, ahead of Common Stock	liquidation preference of $2 per share ($300,000).
Series A Convertible Preferred Stock	At the discretion of the Board	1 vote per share	On par with Initial Convertible Preferred Stock	liquidation preference of $4 per share ($2,304,760)
Series B Convertible Preferred Stock	At the discretion of the Board	1 vote per share	Junior to Initial and Series A Convertible Preferred Stock, but still ah	liquidation preference in the amount paid by the holders (ranging from $2.50 to $4 per share

Dilution

Even once the Crowd Notes convert into preferred or common equity securities, as applicable, the investor's stake in the Company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares (or additional equity interests), the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If a company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors mostly occurs when a company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):
- In June 2014 Jane invests $20,000 for shares that represent 2% of a company valued at $1 million.
- In December, the company is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company but her stake is worth $200,000.
- In June 2015 the company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the "down round"). Jane now owns only 0.89% of the company and her stake is worth only $26,660.

This type of dilution might also happen upon conversion of convertible notes into shares. Typically, the terms of convertible notes issued by early-stage companies provide that in the event of another round of financing, the holders of the convertible notes get to convert their notes into equity at a "discount" to the price paid by the new investors, i.e., they get more shares than the new investors would for the same price. Additionally, convertible notes may have a "price cap" on the conversion price, which effectively acts as a share price ceiling. Either way, the holders of the convertible notes get more shares for their money than new investors. In the event that the financing is a "down round" the holders of the convertible notes will dilute existing equity holders, and even more than the new investors do, because they get more shares for their money.

If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Tax Matters

EACH PROSPECTIVE PURCHASER SHOULD CONSULT WITH HIS OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE PURCHASER OF THE PURCHASE,

OWNERSHIP AND SALE OF THE PURCHASER'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Purchaser of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(a) of Regulation D promulgated under the 1933 Act, 3) as part of an IPO or 4) to a member of the family of the Purchaser or the equivalent, to a trust controlled by the Purchaser, to a trust created for the benefit of a member of the family of the Purchaser or the equivalent, or in connection with the death or divorce of the Purchaser or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any Securities into which they are convertible, such transferring Purchaser must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel stating that a registration statement is not necessary to effect such transfer.

Other Material Terms

The Company does not have the right to repurchase the Securities. The Securities do not have a stated return or liquidation preference.

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any manager, director, or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons:
Upon expiration of the Company's office lease in 2017, the Company began leasing space from the Company's President on a month-to-month basis for $2,000 monthly. Total rent expense incurred on space leased from the Company's President was $24,000 for year ended December 31, 2018. Rent was not being charged for use of the space in 2017.

During 2018, the Company issued two (2) convertible notes, each in the principal amount of $50,000 to related parties. The Notes bear interest at a rate of 10% per year, payable quarterly, on March 31, June 30, September 30 and December 31 of each year, with a maturity date of June 30, 2021.

Conflicts of Interest

The Company has engaged in the following transactions or relationships, which may give rise to a conflict of interest with the Company, its operations and its security holders: None.

OTHER INFORMATION

Bad Actor Disclosure
None

SEEDINVEST INVESTMENT PROCESS

Making an Investment in the Company

How does investing work?
When you complete your investment on SeedInvest, your money will be transferred to an escrow account where an independent escrow agent will watch over your investment until it is accepted by the Company. Once the Company accepts your investment, and certain regulatory procedures are completed, your money will be transferred from the escrow account to the Company in exchange for your Crowd Note. At that point, you will be an investor in the Company.

SeedInvest Regulation CF rules regarding the investment process:
- Investors may cancel an investment commitment until 48 hours prior to the deadline identified in the issuer's Offering materials;
- The intermediary will notify investors when the target offering amount has been met;
- The Company is making concurrent offerings under both Regulation CF and Regulation D and unless the Company raises at least the target amount under the Regulation CF Offering and the closing amount under both offerings, it will not close this Offering;
- If an issuer reaches a target offering amount and the closing amount prior to the deadline identified in its offering materials, it may close the Offering early if it provides notice about the new Offering deadline at least five business days prior to such new Offering deadline;
- If there is a material change and an investor does not reconfirm his or her investment commitment, the investor's investment commitment will be cancelled and the committed funds will be returned;
- If an issuer does not reach both the target offering amount and the closing offering amount prior to the deadline identified in its offering materials, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned; and
- If an investor does not cancel an investment commitment before the 48-hour period prior to the Offering deadline, the funds will be released to the issuer upon closing of the Offering and the investor will receive Securities in exchange for his or her investment.

What will I need to complete my investment?

To make an investment you will need the following information readily available:
1. Personal information such as your current address and phone number
2. Employment and employer information
3. Net worth and income information
4. Social Security Number or government-issued identification
5. ABA bank routing number and checking account number

What is the difference between preferred equity and a convertible note?

Preferred equity is usually issued to outside investors and carries rights and conditions that are different from that of common stock. For example, preferred equity may include rights that prevent or minimize the effects of dilution or grants special privileges in situations when the Company is sold.

A convertible note is a unique form of debt that converts into equity, usually in conjunction with a future financing round. The investor effectively loans money to the Company with the expectation that they will receive equity in the Company in the future at a discounted price per share when the Company raises its next round of financing. To learn more about startup investment types, check out "How to Choose a Startup Investment" in the SeedInvest Academy.

How much can I invest?

An investor is limited in the amount that he or she may invest in a Regulation Crowdfunding Offering during any 12-month period:
- If either the annual income or the net worth of the investor is less than $107,000, the investor is limited to the greater of $2,000 or 5% of the lesser of his or her annual income or net worth.
- If the annual income and net worth of the investor are both equal to or greater than $107,000, the investor is limited to 10% of the lesser of his or her annual income or net worth, to a maximum of $107,000. Separately, the Company has set a minimum investment amount.

How can I (or the Company) cancel my investment?

For Offerings made under Regulation Crowdfunding, you may cancel your investment at any time up to 48 hours before a closing occurs or an earlier date set by the Company. You will be sent a reminder notification approximately five days before the closing or set date giving you an opportunity to cancel your investment if you had not already done so. Once a closing occurs, and if you have not cancelled your investment, you will receive an email notifying you that your Securities have been issued. If you have already funded your investment, let SeedInvest know by emailing cancellations@seedinvest.com. Please include your name, the Company's name, the amount, the investment number, and the date you made your investment.

After My Investment

What is my ongoing relationship with the Company?

You are an investor in the Company, you do own securities after all! But more importantly, companies that have raised money via Regulation Crowdfunding must file information with the SEC and post it on their website on an annual basis. Receiving regular company updates is important to keep investors educated and informed about the progress of the Company and their investments. This annual report includes information similar to the Company's initial Form C filing and key information that a company will want to share with its investors to foster a dynamic and healthy relationship.

In certain circumstances a company may terminate its ongoing reporting requirements if:
(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the 1933 Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the Company liquidates or dissolves its business in accordance with state law.

However, regardless of whether a company has terminated its ongoing reporting requirements per SEC rules, SeedInvest works with all companies on its platform to ensure that investors are provided quarterly updates. These quarterly reports will include information such as: (i) quarterly net sales, (ii) quarterly change in cash and cash on hand, (iii) material updates on the business, (iv) fundraising updates (any plans for next round, current round status, etc.), and (v) any notable press and news.

How do I keep track of this investment?
You can return to SeedInvest at any time to view your portfolio of investment and obtain a summary statement. In addition to monthly account statements, you may also receive periodic updates from the Company about its business.

Can I get rid of my Securities after buying them?
Securities purchased through a Regulation Crowdfunding Offering are not freely transferable for one year after the date of purchase, except in the case where they are transferred:
1. To the Company that sold the Securities
2. To an accredited investor
3. As part of an Offering registered with the SEC (think IPO)
4. To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser, or in connection with the death or divorce of the purchaser

Regardless, after the one year holding period has expired, you should not plan on being able to readily transfer and/or sell your security. Currently, there is no market or liquidity for these Securities and the Company does not have any plans to list these Securities on an exchange or other secondary market. At some point the Company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs.

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/Anjun K. Bose
_____
(Signature)

Anjun K. Bose
_____
(Name)

President
_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/ Anjun K. Bose
_____
(Signature)

Anjun K. Bose
_____
(Name)

President
_____
(Title)

_____
(Date)

/s/ Antonio Carvalho
_____
(Signature)

Antonio Carvalho
_____
(Name)

Director
_____
(Title)

_____
_____
(Date)

/s/Gordon Ramseier
_____
(Signature)

Gordon Ramseier
_____
(Name)

Director
_____
(Title)

_____
(Date)

/s/ Gaetano Scuderi, MD
_____
(Signature)

Gaetano Scuderi, MD
_____
(Name)

Director
_____
(Title)

_____
(Date)

Instructions.

1. The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.
2. The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT B
Financials

EXHIBIT C
PDF of SI Website

EXHIBIT D
Investor Deck

EXHIBIT E

Video Transcript